FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:    Name and Address of Company

LUNDIN MINING CORPORATION (the "Company")
2101 - 885 West Georgia Street
Vancouver, B.C. V6C 3E8
Telephone: (604) 689-7842

Item 2:     Date of Material Change

December 30, 2004

Item 3:     News Release

The news release was disseminated on December 30, 2004 through the facilities of the Canadian Corporate News and subsequently filed on SEDAR.

Item 4:     Summary of Material Change

The Company announced that it has reached an agreement to acquire all of Boliden Mineral AB's shares in North Atlantic Natural Resources AB.

Item 5:     Full Description of Material Change

The Company announced that it has reached an agreement ("Acquisition Agreement") to acquire all of Boliden Mineral AB's ("Boliden") shares in North Atlantic Natural Resources AB ("NAN").

  Lundin Mining has reached an agreement to acquire all of Boliden's 11,537,000 shares in NAN, corresponding to 36.9 percent of the shares and votes. Total consideration for all of Boliden's NAN shares amounts to 2,176,800 newly issued Lundin Mining shares, corresponding to 6.7 percent of the shares and votes in Lundin Mining on an undiluted basis. Applying the last price paid on Toronto Stock Exchange for Lundin Mining's shares on December 29, 2004, of CAD 10.40 (SEK 56.32), the total consideration for all of Boliden's NAN shares corresponds to SEK 122,588,669.
  Prior to the acquisition of Boliden's NAN shares, Lundin Mining holds 11,580,000 shares in NAN, corresponding to 37.1 percent of the shares and votes. Following the acquisition, Lundin Mining holds 23,117,000 shares in NAN, corresponding to 74.0 percent of the shares and votes.
  A public offer in line with the Swedish Industry and Commerce Stock Exchange Committee's (Näringslivets Börskommitté (NBK)) mandatory bid rules is intended to be made to all remaining NAN shareholders in January 2005.

A brief description of NAN's key assets
The main asset of NAN is the Storliden copper/zinc mine in the historic Skellefte mining district of northern Sweden. The Storliden mine was discovered in 1998 and put in production in 2002. During 2003, more than 333,000 tonnes of ore from Storliden was treated at the mill in the town of Boliden some 90 kilometres from the mine. On average, the ore from Storliden is grading 9.8 percent zinc and 3.5 percent copper as well as 0.3 grams per tonne gold and 25.4 grams per tonne silver. As of January 1, 2004, the Proved and Probable Ore Reserves at the Storliden Mine were 1,108,000 tonnes.

The Storliden deposit has been developed pursuant to a joint venture agreement between NAN and Boliden whereby Boliden, inter alia, is acting as main contractor and operator. Pursuant to the Acquisition Agreement, Boliden has guaranteed the availability of the Boliden mill/concentrator, throughout the life of the Storliden mine. In addition, Boliden's right of first refusal to acquire any base metal deposit found by NAN will cease following the acquisition of Boliden's shares in NAN.

In addition to Storliden, NAN holds exploration permits covering several areas in and around the Skellefte mining district. During the fall of 2004, NAN initiated an exploration programme focusing on several prospective targets. Drilling in the immediate area surrounding the Storliden mine is aimed at extending the life of the mine. Immediately south of the Skellefte mining district is the Lappvattnet copper-nickel prospect within a prolific mineralized area known as the "Nickel Belt". A further area being explored during the coming months is the Copperstone copper project in the northern part of the Skellefte district.

Other information
Lundin Mining's President, Edward F. Posey, serves as President of NAN and the Company's Executive Vice President Operations, Karl-Axel Waplan, serves as a deputy board member of NAN. The Chairman of Lundin Mining, Lukas H. Lundin, serves as a board member of NAN.

Advisor
E. Öhman J:or Fondkommission AB is Lundin Mining's financial advisor in conjunction with the acquisition of shares in NAN and in the intended subsequent public offer.

Item 6:  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:  Omitted Information

Not applicable.

Item 8:  Executive Officer

Edward F. Posey
President
Tel: (604) 689-7842

Dated at Vancouver, British Columbia, this 29th day of March, 2005.

LUNDIN MINING CORPORATION

By:	"Jean R. Florendo" (signed)
Jean R. Florendo, Corporate Secretary